DRAFT
07/23/98  2:41 PM
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                                (AMENDMENT NO. 2)

                    Under the Securities Exchange Act of 1934


                         GOODRICH PETROLEUM CORPORATION
                                (Name of Issuer)

                           COMMON STOCK $.20 PAR VALUE
                         (Title of Class of Securities)

                                   382410 40 5
                                 (CUSIP Number)



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                                                                     Page 2 of 4


CUSIP No. 382410 40 5

1.  Name of Reporting Persons and IRS or SS Identification Number:
    Leo E. Bromberg
2.  Check the Appropriate Box if a Member of a Group:
    (a)  N/A
    (b)  N/A
3.  SEC Use Only
4.  Citizenship or Place of Organization:
    United States
Number of Shares Beneficially Owned by Each Reporting Person with:
5.  Sole Voting Power
    119,763*
6.  Shared Voting Power
    0
7.  Sole Dispositive Power
    119,763*
8.  Shared Dispositive Power
    0
9.  Aggregate Amount Beneficially Owned by Each Reporting Person
    119,763*
10. Check if the Aggregate Amount in Row 9 Excludes Certain Shares
    No
11. Percent of Class Represented by Amount in Row 9
    2.28%
12. Type of Reporting Person
    IN


* Also includes 681 shares held in a limited partnership, the sole general partner of which is a corporation in which Mr. Bromberg is the sole shareholder.






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                                                                     Page 3 of 4


Item 1(a)  Name of Issuer:
           Goodrich Petroleum Corporation
Item 1(b)  Address of Issuer's principal executive offices:
           5847 San Felipe, Suite 700
           Houston, TX 77057
Item 2(a)  Name of person filing:
           Leo E. Bromberg
Item 2(b)  Address of principal business office or, if none, residences:
           280 S. Beverly Drive
           Suite 401
           Beverly Hills, California  90212
Item 2(c)  Citizenship:
           United States Item 2(d) Title of class of securities:
           Common Stock, $.20 par value
Item 2(e)  CUSIP Number:  382410 40 5
Item 3     Not Applicable
Item 4     Ownership:
           (a) Amount beneficially owned:
               119,763*
           (b) Percent of class:
               2.28%
           (c) Number of shares as to which such person has:
               (i)   sole power to vote or to direct the vote - 119,763*
               (ii)  shared power to vote or to direct the vote - 0
               (iii) sole power to dispose or to direct the disposition of -
                     119,763*
               (iv)  shared power to dispose or to direct the disposition of -
                     0
Item 5-10  Not Applicable


* Also includes 681 shares held in a limited partnership, the sole general partner of which is a corporation in which Mr. Bromberg is the sole shareholder.





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                                                                     Page 4 of 4


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:            August 11, 1998


/s/ Leo E. Bromberg
-----------------------
Leo E. Bromberg



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